Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

October 4, 2021

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jennifer Angelini

  Erin Purnell

Re:	Faraday Future Intelligent Electric Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted August 20, 2021 File No. 333-258993

Ladies and Gentlemen:

On behalf of Faraday Future Intelligent Electric Inc. (the “Company”), we are confidentially submitting concurrently herewith Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 13, 2021 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and Hong Kong, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, the Company has updated the disclosure on the cover page of the prospectus included in the Registration Statement.

U.S. Securities and Exchange Commission

October 4, 2021

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder the selling shareholders’ ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or maintain its listings on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has updated the disclosure on the cover page and “Summary” section of the prospectus included in the Registration Statement.

The Company respectfully advises the Staff that the Company does not conduct a majority of its operations in China. The Company’s headquarters are in Los Angeles, California. The Company’s production facility is located in Hanford, California, where it intends to manufacture vehicles. Currently, the Company intends to address additional future production capacity needs through a contract manufacturing partner in South Korea and other manufacturing options. The Company has additional engineering, sales, and operational capabilities in China, with plans to develop its manufacturing capabilities in China through a joint venture or other arrangements.

As of June 30, 2021 and December 31, 2020, the Company’s China-based assets were only 3.51% and 3.83%, respectively, of the Company’s consolidated assets. During the six months ended June 30, 2021 and the year ended December 31, 2020, China-based operating expenses were 9.02% and 18.10%, respectively, of the Company’s consolidated operating expenses.

As part of the Company’s dual-market strategy, the Company intends to expand its operations in China, thus, substantial aspects of its business and operations may be based in China in the future.

The Company also respectfully advises the Staff that the Company does not currently have any interest in any variable interest entities. As disclosed in the Registration Statement, the variable entity interest contractual arrangements within the Company’s corporate structure had been terminated on August 5, 2020.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to the Staff’s comment, the Company has updated the disclosure on the cover page of the prospectus included in the Registration Statement.

U.S. Securities and Exchange Commission

October 4, 2021

4.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder the selling shareholders’ ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 6-7 of the Registration Statement. The Company also revised its disclosures on pages 30-40 of the Registration Statement to discuss in detail the various risks related to the Company’s operations in China.

5.	Disclose each permission that you, your subsidiaries, or your selling shareholders are required to obtain from Chinese authorities to operate and offer these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the Cyberspace Administration of China (CAC), or any other entity that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 4 of the Registration Statement.

6.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 2-3 of the Registration Statement.

U.S. Securities and Exchange Commission

October 4, 2021

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder the selling shareholders’ ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 30-32, and 35-37 of the Registration Statement.

8.	In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 38-39 of the Registration Statement.

9.	We note the risk factor regarding PCAOB inspection limitations. Please revise to clarify whether any auditors of your subsidiaries currently are not subject to PCAOB inspections. Please further assess the applicable risks, including risks relating to the quality of your consolidated financial statements. Refer to CF Disclosure Guidance: Topic No. 10.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 39-40 of the Registration Statement.

The Company respectfully advises the Staff that the Company’s principal auditor is an independent registered public accounting firm in the U.S., registered with, and subject to inspection by, the PCAOB. The Company also respectfully advises the Staff that the Company’s PRC Subsidiaries are being audited under local GAAP by a local firm, which is not registered with, or subject to inspection by, the PCAOB.

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U.S. Securities and Exchange Commission

October 4, 2021

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Jarret Johnson, Faraday Future Intelligent Electric Inc.
Vice	President, General Counsel & Secretary